Exhibit 99.1

ASM International N.V. Announces Availability and Timing of the

2011 First Quarter Results Conference Call and Web Cast

ALMERE, The Netherlands –April 13, 2011 – ASM International N.V. (NASDAQ: ASMI and Euronext Exchange in Amsterdam: ASM) and its 53%-owned subsidiary, ASM Pacific Technology, Ltd (Hong Kong Exchanges: 522) will simultaneously report operating results for the 2011 first quarter at approximately:

•	6:00 a.m. Hong Kong Time -Thursday, April 28, 2011

•	00:00 (midnight) Continental European Time - Wednesday, April 27, 2011,

•	6:00 p.m. US Eastern Time - Wednesday, April 27, 2011.

ASM International will host an investor conference call and web cast on Thursday, April 28, 2011 at 15:00 Continental European Time (9:00 a.m. - US Eastern Time, 9:00 p.m. Hong Kong Time).

The teleconference dial-in numbers are as follows:

•	United States: +1 718 247 0877

•	International: + 44 (0)20 7138 0814

A simultaneous audio web cast will be accessible at www.asm.com.

The teleconference will be available for replay, beginning one hour after completion of the live broadcast, through May 27, 2011.

The replay dial-in numbers are:

•	United States: +1 347 366 9565

•	International: + 44 (0)20 7111 1244

•	Access Code: 3545080#

About ASM International

ASM International N.V., headquartered in Almere, the Netherlands, and its subsidiaries design and manufacture equipment and materials used to produce semiconductor devices. ASM International and its subsidiaries provide production solutions for wafer processing (Front-end segment) as well as assembly and packaging (Back-end segment) through facilities in the United States, Europe, Japan and Asia. ASM International’s common stock trades on NASDAQ (symbol ASMI) and the Euronext Amsterdam Stock Exchange (symbol ASM). For more information, visit ASMI’s website at www.asm.com.

Contacts:
Erik Kamerbeek	Mary Jo Dieckhaus
+31 88100 8500	+1 212 986 2900